

November 2, 2021

Jason Conroy
Chief Executive Officer
Iris Energy Pty Ltd
Level 21, 60 Margaret Street
Sydney, NSW 2000 Australia

Re: Iris Energy Pty Ltd
Registration Statement on Form F-1
Filed October 25, 2021
File No. 333-260488

Dear Mr. Conroy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2021 letter.

Registration Statement on Form F-1

Summary Historical Financial Information and Non-IFRS Measures
Non-IFRS Measures, page 17

1. We note your revised presentation in response to prior comment 3. Please further revise to reflect a Profit/(loss) Margin that is equal to Loss after income tax expense divided by Bitcoin Mining Revenue, for each period presented, as that is the most comparable IFRS measure to your non-IFRS margin measures. Also, revise the reconciliations to begin with Loss after income tax expense, as previously presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Capitalization, page 71

2.   Considering the significant amount of debt that will convert to ordinary shares upon this offering, please revise to include your borrowings in the Capitalization table. Refer to Article 11-01(a)(8) of Regulation S-X.

3.   We note your revised disclosures here and elsewhere throughout the filing where you indicate that the conversion of the SAFE and convertible notes is based, in part, on an assumed average Bitcoin price for the 30 days immediately preceding and ending the day prior to the date of effectiveness of this registration statement. Please explain further how Bitcoin pricing impacts the conversion of these instruments and revise your disclosures throughout, including your financial statement footnotes, as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators of Performance and Financial Condition, page 78

4.   Please revise here to present the most directly comparable IFRS measure of loss after income tax expense with greater prominence than your non-IFRS measures.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Drew Capurro